UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

Sundial Growers Inc.
(Name of Issuer)
Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

86730L109
(CUSIP Number)
February 14, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[_]  Rule 13d-1(b)

	[  ]  Rule 13d-1(c)

	[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13G
CUSIP No.
86730L109

1
Names of Reporting Persons

Edward Arthur Hellard

2
Check the appropriate box if a member of a Group (see instructions)

(a)
(b)
3
Sec Use Only



4
Citizenship or Place of Organization

Canadian
Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


12,913,332(1)


6
  Shared Voting Power





7
  Sole Dispositive Power


  12,913,332(1)


8
  Shared Dispositive Power




9
Aggregate Amount Beneficially Owned by Each Reporting Person

12,913,332(1)

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]

11
Percent of class represented by amount in row (9)

9.45%
(2)
12
Type of Reporting Person (See Instructions)

IN


1 Number of shares of common stock beneficially owned is current as of August 26, 2020.
2 Based on 133,947,631 number of outstanding shares of common stock as reported by the Issuer on August 18, 2020.

Item 1.
(a)	Name of Issuer: 	Sundial Growers Inc.
(b)	Address of Issuers Principal Executive Offices:
#200, 919 - 11th Avenue SW, Calgary, Alberta, Canada, T2R 1P3
Item 2.
(a) Name of Person Filing: 	Edward Arthur Hellard
(b) Address of Principal Business Office or, if None, Residence:
2907 Crescent Road, Victoria, British Columbia, Canada, V8S 2G9
(c) Citizenship:	Canadian
(d) Title and Class of Securities:	Common Stock
(e) CUSIP No.:	86730L109
Item 3. 	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
(c), check whether the person filing is a:
Not Applicable.
Item 4.	Ownership
(a)	Amount Beneficially Owned:  	 12,913,332
 (b)	Percent of Class:  9.45%
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:	12,913,332
	(ii)	Shared power to vote or to direct the vote:
(iii) Sole power to dispose or to direct the disposition of:	12,913,332
(iv) Shared power to dispose or to direct the disposition of:
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that
as of the date hereof the reporting
person has ceased to be the beneficial owner
of more than five percent of the class of securities,
check the following [    ].
Not Applicable
Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
	Not Applicable.
Item 7.	Identification and classification of the subsidiary which
acquired the security being reported on by the parent holding company or control person.
	Not Applicable.
Item 8.	Identification and classification of members of the group.
	Not Applicable.
Item 9.	Notice of Dissolution of Group.
	Not Applicable.
Item 10.	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

			Dated:September 3, 2020
       By: /s/	Edward Arthur Hellard
       Name:	Edward Arthur Hellard







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